

Mail Stop 3030

June 12, 2017

<u>Via E-mail</u>
Kevin Kearney
Chief Executive Officer
Led Lighting Company
2090 Novato Boulevard
Novato, CA 94947

> **Re: Led Lighting Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 000-54146**

Dear Mr. Kearney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.   We note that your principle executive officer and your principal financial officer concluded that your disclosure controls and procedures were not effective as of December 31, 2016, while concluding that your internal control over financial reporting was effective at the same date. Please describe to us the deficiencies and/or weaknesses identified in your disclosure controls and procedures at December 31, 2016 that resulted in your management's conclusion and explain to us your conclusion that they did not also impact your internal control over financial reporting. Refer to the guidance in Item 308 of Regulation S-K and Exchange Act Rules 13(a)-15(e) and (f).

Management's Annual Report on Internal Control over Financial Reporting, page 15

2.　　We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery